Registration No. 333-193404
Filed Pursuant to Rule 424(b)(3)

SUPPLEMENT NO. 4 DATED JULY 17, 2014

TO PROSPECTUS DATED APRIL 10, 2014

APPLE REIT TEN, INC.

The following information supplements the prospectus of Apple REIT Ten, Inc. dated April 10, 2014 and is part of the prospectus. This Supplement updates the information presented in the prospectus. Prospective investors should carefully review the prospectus, Supplement No. 2 (which is cumulative and replaces all prior Supplements), Supplement No. 3 and this Supplement No. 4.

TABLE OF CONTENTS

Status of the Offering	S-3
Recent Developments	S-3

Certain forward-looking statements are included in the prospectus and this supplement. These forward-looking statements may involve our plans and objectives for future operations, including future growth and availability of funds. These forward-looking statements are based on current expectations, which are subject to numerous risks and uncertainties. Assumptions relating to these statements involve judgments with respect to, among other things, the continuation of our offering of Units, the outcome of current and future litigation, changes in laws or regulations or interpretations of current laws and regulations that impact our business, assets or classification as a real estate investment trust, our ability to realize our anticipated return on our energy investment, future economic, competitive and market conditions and future business decisions, together with local, national and international events (including, without limitation, acts of terrorism or war, and their direct and indirect effects on travel and the economy). All of these matters are difficult or impossible to predict accurately and many of them are beyond our control. Although we believe the assumptions relating to the forward-looking statements, and the statements themselves, are reasonable, any of the assumptions could be inaccurate and, therefore, there can be no assurance that these forward-looking statements will prove to be accurate. In light of the significant uncertainties inherent in these forward-looking statements, the inclusion of this information should not be regarded as a representation by us or any other person that our objectives and plans, which we consider to be reasonable, will be achieved.

“Courtyard by Marriott,” “Fairfield Inn,” “Fairfield Inn & Suites,” “TownePlace Suites,” “Marriott,” “SpringHill Suites” and “Residence Inn” are each a registered trademark of Marriott International, Inc. or one of its affiliates. All references below to “Marriott” mean Marriott International, Inc. and all of its affiliates and subsidiaries, and their respective officers, directors, agents, employees, accountants and attorneys. Marriott is not responsible for the content of this prospectus supplement, whether relating to hotel information, operating information, financial information, Marriott’s relationship with Apple REIT Ten, Inc., or otherwise. Marriott is not involved in any way, whether as an “issuer” or “underwriter” or otherwise, in the offering by Apple REIT Ten, Inc. and receives no proceeds from the offering. Marriott has not expressed any approval or disapproval regarding this prospectus supplement or the offering related to this prospectus supplement, and the grant by Marriott of any franchise or other rights to Apple REIT Ten, Inc. shall not be construed as any expression of approval or disapproval. Marriott has not assumed, and shall not have, any liability in connection with this prospectus supplement or the offering related to this prospectus supplement.

“Hampton Inn,” “Hampton Inn & Suites,” “Homewood Suites,” “Embassy Suites,” “Hilton Garden Inn” and “Home2 Suites by Hilton” are each a registered trademark of Hilton Worldwide, Holdings, Inc. or one of its affiliates. All references below to “Hilton” mean Hilton Worldwide Holdings, Inc. and all of its affiliates and subsidiaries, and their respective officers, directors, agents, employees, accountants and attorneys. Hilton is not responsible for the content of this prospectus supplement, whether relating to hotel information, operating information, financial information, Hilton’s relationship with Apple REIT Ten, Inc., or otherwise. Hilton is not involved in any way, whether as an “issuer” or “underwriter” or otherwise, in the offering by Apple REIT Ten, Inc. and receives no proceeds from the offering. Hilton has not expressed any approval or disapproval regarding this prospectus supplement or the offering related to this prospectus supplement, and the grant by Hilton of any franchise or other rights to Apple REIT Ten, Inc. shall not be construed as any expression of approval or disapproval. Hilton has not assumed, and shall not have, any liability in connection with this prospectus supplement or the offering related to this prospectus supplement.

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STATUS OF THE OFFERING

As of January 27, 2011, we completed our minimum offering of 9,523,810 Units at $10.50 per Unit and raised gross proceeds of $100,000,000 and proceeds net of selling commissions and marketing expenses of $90,000,000. Each Unit consists of one common share and one Series A preferred share. We are continuing the offering at $11.00 per Unit in accordance with the prospectus. We registered to sell a total of 182,251,082 Units in the original offering. As of June 30, 2014, 90,510,270 Units remain unsold. We expect to terminate our offering of Units on July 31, 2014, provided that the offering will be terminated if all of the Units are sold before then.

As of June 30, 2014, we had closed on the following sales of Units in the offering:

Price Per Unit	Number of Units Sold	Gross Proceeds	Proceeds Net of Selling Commissions and Marketing Expense Allowance
$10.50	9,523,810	$100,000,000	$90,000,000
$11.00	82,217,002	904,387,021	813,948,319

Total	91,740,812	$1,004,387,021	$903,948,319

RECENT DEVELOPMENTS

Recent Purchase Contracts

On July 7, 2014, we caused one of our indirect wholly-owned subsidiaries to enter into an assignment of a purchase contract with Apple Suites Realty Group, Inc. (“ASRG”) for the purchase of all of the ownership interests in a limited liability company, Sunbelt-CSX, LLC, which owns one hotel under construction in Shenandoah, Texas. ASRG is 100% owned by our Chairman and Chief Executive Officer, Glade Knight. There was no consideration paid to ASRG for this assignment, other than the reimbursement of the initial deposit previously made by ASRG. This reimbursement payment does not constitute or result in a profit for ASRG.

The hotel is planned to be a Courtyard by Marriott which is expected to contain 124 guest rooms. The purchase price for the hotel is $15.9 million. The initial deposit under the purchase contract that was reimbursed to ASRG was $2,500. A number of required conditions to closing currently remain unsatisfied under the purchase contract. Accordingly, there can be no assurance at this time that a closing will occur under the purchase contract. Upon purchase, the deposit amount will be credited against the purchase price.

On July 14, 2014, we caused one of our indirect wholly-owned subsidiaries to enter into a purchase contract for the purchase of all of the ownership interests in a limited liability company, Sunbelt-OCF, LLC, which plans to construct a hotel in Cape Canaveral, Florida. The hotel is planned to be a Homewood Suites by Hilton which is expected to contain 153 guest rooms. The purchase price for the hotel is $25.2 million. The purchase contract provides for an initial deposit of $2,500, which was paid upon execution of the purchase contract. A number of required conditions to closing currently remain unsatisfied under the purchase contract. Accordingly, there can be no assurance at this time that a closing will occur under the purchase contract. Upon purchase, the deposit amount will be credited against the purchase price.

We have no material relationship or affiliation with the prospective sellers of the hotels described above, except through the pending purchase contracts and any related documents.

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